UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM 401(k) PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

B. Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(2)

CENTURY ALUMINUM 401(k) PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Century Aluminum 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2006

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments:		
Investments in mutual funds	$25,271,748	$22,969,000
Century Aluminum Company Stock	3,177,148	3,069,822
Participant loans	1,085,197	758,657
Total investments	29,534,093	26,797,479
Receivables:		
Employee contributions	40,612	4,052
Employer contributions	1,529	1,840
Total receivables	42,141	5,892
NET ASSETS AVAILABLE FOR BENEFITS	$29,576,234	$26,803,371

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$26,803,371	$21,375,294
ADDITIONS:		
Investment income:		
Interest and dividends	714,260	390,885
Net appreciation in fair value	1,265,568	3,056,802
Net investment income	1,979,828	3,447,687
Employee contributions	3,161,472	3,053,635
Employer contributions	561,518	583,688
Total additions	5,702,818	7,085,010
DEDUCTIONS:		
Benefit payments	2,928,866	1,668,043
Net transfers	1,089	(11,110)
Total deductions	2,929,955	1,656,933
NET ADDITIONS	2,772,863	5,428,077
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$29,576,234	$26,803,371

See notes to financial statements.

CENTURY ALUMINUM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established June 1, 1989, is a defined contribution plan for all salaried employees of Century Aluminum Company and Century Aluminum of West Virginia, Inc. (the "Company"), all salaried and hourly employees of Century Aluminum of Kentucky, LLC and all other employees who are not covered by a collective bargaining agreement with the Company. Effective January 1, 2005, the Plan's trustee is Mercer Trust Company. Prior to January 1, 2005, Putnam Fiduciary Trust Company serves as trustee to the Plan.

Contributions—Plan participants can elect to have the Company defer up to 100% of their compensation subject to limitations as determined by Internal Revenue Service regulations for the purpose of making pre-tax contributions to the Plan. Participants may elect to have the Company defer up to 100% of their salary. Annual plan pre-tax contributions were limited to $14,000 and $13,000 for 2005 and 2004, respectively; participants 50 years of age or over may make additional catch-up contributions of $4,000 and $3,000 for 2005 and 2004, respectively.

The Company makes matching contributions equal to 60% of the aggregate contributions made by each participant on the first 6% of their annual compensation, except that matching contributions are not made for employees covered by a collective bargaining agreement. Contributions made by the Company are allocated 50% to Century Aluminum Company Stock and 50% by fund in proportion to the participants' contribution election.

Vesting—Plan participants are always fully vested in employee pre-tax contributions made to the Plan. Pre-tax participant contributions are nonforfeitable. Company contributions are fully vested following the completion of two years of service for all participants.

Participant Accounts—Participants may elect to have pre-tax participant contributions invested in one or all of the funds listed in Note 3 and Century Aluminum Company Stock. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59 1/2, or earlier in the case of retirement, death, termination, or hardship.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 to a maximum amount of: (1) $50,000 or (2) 50% of their vested account balance, whichever is less.

Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years or up to 25 years for the purchase of a primary residence. The loans bear interest at the prime interest rate plus 1% as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeited Accounts—There were no forfeited employer contributions from unvested accounts in 2005. In 2004, employer contributions were reduced by $11,110 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan's investments are reported at fair value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year-end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of such investments.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

3. INVESTMENTS

During the 2005 and 2004 plan years, the investment election options available to participants were as follows:

Putnam Vista Fund
George Putnam Fund of Boston
Vanguard Total Stock Fund
Putnam Money Market Fund
Putnam International Equity Fund
American Funds Growth Fund
Putnam Diversified Income Trust
PIMCO Total Return Fund
Loomis Small Cap Value Fund
Putnam Equity Income Fund
Putnam Research Fund

In addition, participants may elect to invest in the common stock of Century Aluminum Company.

As of December 31, 2005 and 2004, the fair value of investments that represent 5% or more of net assets available for benefits are as follows:

	2005	2004
Putnam Vista Fund	$ 5,801,106	$ 5,738,927
George Putnam Fund of Boston	3,391,984	3,380,297
Century Aluminum Company Stock *	3,177,148	3,069,822
Vanguard Total Stock Fund	3,039,706	2,874,846
Putnam Money Market Fund	3,424,308	2,601,550
Putnam International Equity Fund	2,737,214	2,509,474
American Funds Growth Fund	2,352,982	1,695,459
Putnam Diversified Income Trust	**	1,438,792

* Includes non-participant directed investments of $1,553,220 and $1,673,042 in 2005 and 2004, respectively.

** less than 5% of net assets

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,265,568 and $3,056,802, respectively.

	2005	2004
Mutual Funds	$ 1,145,044	$ 1,981,952
Century Aluminum Company Stock	120,390	1,074,827
Money Market Funds	134	23
	$ 1,265,568	$ 3,056,802

4. NONPARTICIPANT DIRECTED INVESTMENTS

As described in Note 1, the Plan includes nonparticipant directed investments which relate to the Company matching contributions allocated to Century Aluminum Company stock (see Note 2 for information concerning fair value of the investments). The participant may reallocate their investment in Company stock at any time, subject to any applicable securities law restrictions. Information about the net assets and the changes in the net assets relating to the Plan's nonparticipant directed investments is as follows:

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—		
Nonparticipant directed investments in Century Aluminum Company Stock	$ 1,553,220	$ 1,673,042

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NONPARTICIPANT DIRECTED INVESTMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—		
Beginning of year	$ 1,673,042	$ 1,544,883
ADDITIONS:		
Net appreciation in fair value	34,333	562,819
Employer contributions	280,769	291,856
Total additions	315,102	854,675
DEDUCTIONS:		
Benefit payments	157,583	128,834
Net transfers	277,341	597,682
Total deductions	434,924	726,516
NET CHANGE	(119,822)	128,159
NET ASSETS AVAILABLE FOR BENEFITS—		
End of year	$ 1,553,220	$ 1,673,042

5. PLAN TERMINATION

The Company has no intention to discontinue or terminate the Plan. However, the Company has reserved the right to amend or terminate the Plan in whole or in part. In the event the Plan terminates, the participants become fully vested in their accounts and the net assets of the Plan will be allocated in accordance with provisions of ERISA and its related regulations.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Through December 31, 2005, Putnam Investments was the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7. RISKS AND UNCERTAINITIES

The Plan utilizes various investment instruments, including mutual funds and Century Aluminum Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. SUBSEQUENT EVENT

Effective January 3, 2006, the Company elected to change its trustee from Mercer Trust Company to T. Rowe Price.

******

11

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM 401(k) PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Cost	Current Value
*		Putnam Vista Fund	544,194	$ 4,456,225	$ 5,801,106
*		Putnam Money Market Fund	3,424,308	3,424,308	3,424,308
*		George Putnam Fund of Boston	189,285	3,156,643	3,391,984
*		Century Aluminum Company Stock	121,219	1,931,415	3,177,148
*		Vanguard Total Stock Fund	101,324	2,536,097	3,039,706
*		Putnam International Equity Fund	104,754	2,181,862	2,737,214
*		American Funds Growth Fund	76,247	1,921,711	2,352,982
*		Putnam Diversified Income Trust	140,395	1,401,733	1,391,311
*		PIMCO Total Return Fund	100,075	1,073,686	1,050,787
*		Loomis Small Cap Value Fund	41,555	1,024,980	1,040,115
*		Putnam Equity Income Fund	41,484	652,572	695,686
*		Putnam Research Fund	23,933	308,222	346,549
				24,069,454	28,448,896
*	Participants	Loan Fund— (with maturity dates through 2020 at interest rates ranging from 4.00% to 6.75%)		1,085,197	1,085,197
	TOTAL			$ 25,154,651	$ 29,534,093

* Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM 401(k) PLAN

BY: ______________________
Michael A. Bless

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 29, 2006

14

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

15

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-07239 on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of the Century Aluminum 401(k) Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2006